SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

DS HEALTHCARE GROUP, INC.

(Name of Issuer)

Common stock, $0.001 par value

(Title of Class of Securities)

23336Q109

(CUSIP Number)

December 24, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23336Q109	13G/A	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON DEL MAR MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 23336Q109	13G/A	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON DEL MAR ASSET MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%(1)
12	TYPE OF REPORTING PERSON IA

CUSIP No. 23336Q109	13G/A	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON DEL MAR MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%(1)
12	TYPE OF REPORTING PERSON OO

CUSIP No. 23336Q109	13G/A	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON DAVID FREELOVE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%(1)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 23336Q109	13G/A	Page 6 of 11 Pages

Pursuant to Rule 13d-1(h) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the Reporting Persons hereby again report on Schedule 13G their beneficial ownership of the common stock of DS Healthcare Group, Inc. (the “Issuer”).  The Reporting Persons (i) originally reported their beneficial ownership on Schedule 13G, filed December 27, 2013; and (ii) by filing this Statement of Schedule 13G/A, do hereby amend their Schedule 13G to cease reporting on Schedule 13G their beneficial ownership of the Issuer’s common stock.

Item 1(a).	NAME OF ISSUER

The name of the issuer is DS Healthcare Group, Inc. (the "Issuer").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Issuer's principal executive office is located at 1601 Green Road, Pompano Beach, Florida, 33064.

Item 2(a).	NAME OF PERSON FILING

This statement is filed by:

(i) Del Mar Master Fund, Ltd., a Cayman Islands exempted company (the "Master Fund"), with respect to shares of Common Stock directly held by it;

(ii) Del Mar Asset Management, LP, a Delaware limited partnership ("DMAM"), which serves as the investment manager of the Master Fund, with respect to the shares of Common Stock directly held by the Master Fund;

(iii) Del Mar Management, LLC, a Delaware limited liability company (the "GP"), which serves as the general partner of DMAM, with respect to the shares of Common Stock directly held by the Master Fund; and

(iv) Mr. David Freelove ("Mr. Freelove"), who serves as the managing member of the GP with respect to the shares of Common Stock directly held by the Master Fund.

The Master Fund, DMAM, the GP and Mr. Freelove are hereinafter sometimes collectively referred to as the " Reporting Persons ". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of the shares of Common Stock reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of each of the Reporting Persons is 370 Lexington Ave Suite 1208 NY, NY 10017.

CUSIP No. 23336Q109	13G/A	Page 7 of 11 Pages

Item 2(c).	CITIZENSHIP

Each of the GP and DMAM is organized under the laws of the State of Delaware. The Master Fund is an exempted company organized under the laws of the Cayman Islands. Mr. Freelove is a citizen of the United States of America.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common stock, $0.001 par value (the "Common Stock").

Item 2(e).	CUSIP NUMBER

23336Q109

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: __________________________________

CUSIP No. 23336Q109	13G/A	Page 8 of 11 Pages

Item 4.	OWNERSHIP

	A.	Del Mar Master Fund, Ltd.
	(a)		Amount beneficially owned: -0-
	(b)		Percent of class: 0.0%.
	(c)		(i)	Sole power to vote or direct the vote: -0-
			(ii)	Shared power to vote or direct the vote: -0-
			(iii)	Sole power to dispose or direct the disposition: -0-
			(iv)	Shared power to dispose or direct the disposition of: -0-

	B.	Del Mar Asset Management, LP
		(a)	Amount beneficially owned: -0-
		(b)	Percent of class: 0.0%
		(c)	(i)	Sole power to vote or direct the vote: -0-
			(ii)	Shared power to vote or direct the vote: -0-
			(iii)	Sole power to dispose or direct the disposition: -0-
			(iv)	Shared power to dispose or direct the disposition of: -0-

	C.	Del Mar Management, LLC
		(a)	Amount beneficially owned: -0-
		(b)	Percent of class: 0.0%
		(c)	(i)	Sole power to vote or direct the vote: -0-
			(ii)	Shared power to vote or direct the vote: -0-
			(iii)	Sole power to dispose or direct the disposition: -0-
			(iv)	Shared power to dispose or direct the disposition of: -0-

	D.	Mr. David Freelove
		(a)	Amount beneficially owned: -0-
		(b)	Percent of class: 0.0%
		(c)	(i)	Sole power to vote or direct the vote: -0-
			(ii)	Shared power to vote or direct the vote: -0-
			(iii)	Sole power to dispose or direct the disposition: -0-
			(iv)	Shared power to dispose or direct the disposition of: -0-

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☑.

CUSIP No. 23336Q109	13G/A	Page 9 of 11 Pages

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 23336Q109	13G/A	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: January 5, 2016

/s/ David Freelove
(a) individually; (b) as managing member of Del Mar Management, LLC, for itself and as the general partner of Del Mar Asset Management, LP, for itself and as the investment manager of Del Mar Master Fund, Ltd.

CUSIP No. 23336Q109	13G/A	Page 11 of 11 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  January 5, 2016

/s/ David Freelove
David Freelove
(a) individually; (b) as managing member of Del Mar Management, LLC, for itself and as the general partner of Del Mar Asset Management, LP, for itself and as the investment manager of Del Mar Master Fund, Ltd.